SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE Act of 1934

                        For the month of February, 2003.

                                ORIX Corporation
                (Translation of Registrant's Name into English)

                     3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
                    (Address of Principal Executive Offices)

                            ------------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [X]       Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes [ ]             No [X]

                            Table of Documents Filed

                                                                            Page
                                                                            ----

1.   ORIX's Third Quarter Consolidated Financial Results (April 1,            3
     2002 - December 31, 2002) filed with the Tokyo Stock Exchange on Wednesday, February 5, 2003.

                       ---------------------------------
                        Consolidated Financial Results
                       April 1, 2002 - December 31, 2002
                       ---------------------------------


                                                           February 5, 2003


In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 119.90 to $1.00, the approximate exchange rate prevailing at December 31, 2002.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under "Risk Factors" in the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company expects that it will be a "passive foreign investment company" under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company's annual report.

For further Information please contact:
     Corporation Communications
     ORIX Corporation
     3-22-8 Shiba, Minato-ku, Tokyo 105-8683
     JAPAN
     Tel: (03) 5419-5102 Fax: (03) 5419-5901
     E-mail: leslie_hoy@orix.co.jp

    Consolidated Financial Results from April 1, 2002 to December 31, 2002 (U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)


Corporate Name:          ORIX Corporation
Listed Exchanges:        Tokyo Stock Exchange (Securities No. 8591)
                         Osaka Securities Exchange
                         Nagoya Stock Exchange
                         New York Stock Exchange (Trading Symbol: IX)
Head Office:             Tokyo JAPAN
                         Tel: (03)5419-5102
                         (URL http://www.orix.co.jp/ir_e/ir_index.htm)

1. Performance Highlights for the Nine Months Ended December 31, 2002 and 2001, and the Year Ended March 31, 2002

(1)  Performance Highlights - Operating Results (Unaudited)

                                                                                      (millions of JPY)*
                          Total       Year-on-Year   Operating  Year-on-Year     Income before   Year-on-Year
                         Revenues        Change        Income      Change        Income Taxes       Change
                         --------     ------------   ---------  ------------     -------------   ------------
December 31, 2002         497,897         3.6%         55,622       3.8%             61,298          14.3%
December 31, 2001         480,635          --          53,562        --              53,651            --
March 31, 2002            658,462          --          73,369        --              73,039            --

                                       Year-on-Year           Basic              Diluted
                         Net Income      Change        Earnings Per Share    Earnings Per Share
                         ----------      ------        ------------------    ------------------
December 31, 2002          35,212         20.2%               420.87              396.59
December 31, 2001          29,298           --                357.61              342.95
March 31, 2002             40,269           --                489.19              467.11

1. Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates was a net gain of JPY 5,676 million for the nine months ended December 31, 2002, a net gain of JPY 89 million for the nine months ended December 31, 2001 and a net loss of JPY 330 million for the year ended March 31, 2002.

2. The average number of shares was 83,666,145 for the nine months ended December 31, 2002, 81,927,225 for the nine months ended December 31, 2001 and 82,318,387 for the year ended March 31, 2002.

3.   Changes in Accounting Principles Yes (x) No ( ) (new accounting adoption)

4.   Changes in Numbers of Consolidated Subsidiaries and Affiliates
     Yes (x) No ( )
     Additions: Consolidated Subsidiaries 20, Affiliates 7
     Deletions: Consolidated Subsidiaries 3, Affiliates 3

Note: Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

                                  Shareholders'  Shareholders'    Shareholders'
                   Total Assets      Equity      Equity Ratio   Equity Per Share
                   ------------   -------------  ------------   ----------------
December 31, 2002    6,025,781      506,605         8.4%            6,053.07
December 31, 2001    6,365,717      491,187         7.7%            5,874.75
March 31, 2002       6,350,219      502,508         7.9%            6,007.52

1. The number of shares (excluding treasury stock) was 83,693,803 as of December 31, 2002, 83,609,864 as of December 31, 2001 and 83,646,466 as of
     March 31, 2002.

2. Forecasts for the Year Ending March 31, 2003 (Unaudited)

                        Total       Income before
Fiscal Year           Revenues      Income Taxes    Net Income
-----------           --------      ------------    ----------
March 31, 2003         680,000          80,000        46,000

Note: Basic Earnings Per Share is forecasted to be JPY 549.62

                   Summary of Consolidated Financial Results

1. Nine Months Ended December 31, 2002

Financial Highlights

     Income before Income Taxes.........61,298 million yen (up 14% year on year)
     Net Income.........................35,212 million yen (up 20% year on year)
     Earnings Per Share (Basic) ........420.87 yen (up 18% year on year)
     Earnings Per Share (Diluted) ......396.59 yen (up 16% year on year)
     Shareholders' Equity Per Share ....6,053.07 yen (up 1% from March 31, 2002)
     ROE (annualized) ..................9.3% (December 31, 2001: 8.2%)
     ROA (annualized)...................0.76% (December 31, 2001: 0.65%)

Revenues: 497,897 million yen (up 4% year on year)

"Residential condominium sales" increased due to the steady performance of the condominium development business in all three quarters of the nine months ended December 31, 2002. In addition, "other operating revenues" grew due to the listing and sale of units of a real estate investment trust (J-REIT) in the first quarter, and as a result of revenues from companies in which investments were made as part of ORIX's corporate restructuring business. "Interest on loans and investment securities" rose due to an increase in the balance of housing loans and consumer card loans to individuals in Japan. While there was a decrease in revenues in the life insurance business owing to a change in business strategy, overall revenues were up 4% year on year to 497,897 million yen.

Expenses: 442,275 million yen (up 4% year on year)

Lower interest rates and a decrease in debt led to a drop in "interest expense," while "life insurance costs" declined in line with lower life insurance revenues." On the other hand, "selling, general and administrative expenses" increased mainly due to acquisitions that were made in the second half of the last fiscal year, and increased costs associated with expansion of consumer lending operations. In addition, the write-down of a golf course under "write-downs of long-lived assets" in the second quarter and the increase in "costs of residential condominium sales" that accompanied the increase in revenues from condominium development, contributed to an increase in overall expenses of 4% year on year to 442,275 million yen.

Net Income: 35,212 million yen (up 20% year on year)

In addition to the 4% increase in operating income, a 5,676 million yen gain in "equity in net income (loss) of and gain (loss) on sales of affiliates," and a "cumulative effect of a change in accounting principle" resulted in a 20% rise in net income year on year to 35,212 million yen.

Operating Assets: 5,301,801 million yen (down 4% on March 31, 2002)

As a result of the careful selection of good quality assets, new business volumes increased in areas related to corporate real estate-related finance and the consumer card loan operations. However, some direct financing lease and loan assets were securitized, and some "investment in securities" were liquidated in the life insurance operations. In addition, "other operating assets" declined due to the listing and sale of units of a J-REIT in the first quarter. As a result, operating assets were 5,301,801 million yen, down 4% on March 31, 2002.

Segment Information ("Segment profits" refer to income before income taxes)

Domestic Operations

Corporate Finance: While acquisitions added new assets, the securitization of direct financing leases resulted in flat asset growth in this segment. Segment profits were up 2%, or 616 million yen, year on year to 36,062 million yen, with the automobile leasing operations enjoying higher profits.

Equipment Operating Leases: Segment profits were down 39% to 4,572 million yen year on year. The automobile rental operations performed well, but the rental of precision measuring equipment continued to suffer due to a decrease in demand as a result of a weak business environment.

Real Estate-Related Finance: Segment profits jumped to 12,664 million yen from 2,155 million yen in the same period of the previous fiscal year due to the continued strong contribution from corporate non-recourse loans and consumer housing loans, an increase in profits from loan servicing, and proceeds from the first quarter listing and sale of a J-REIT.

Real Estate: The condominium development business continued to perform well, especially in the third quarter. Segment revenues also included the gains of the sales of some office buildings, and revenues from rental properties and building maintenance operations. However, this segment still experienced a loss of 4,466 million yen compared with a profit of 4,303 million yen in the nine months ended December 31, 2002 due to a 14,665 million yen write-down of a golf course in the second quarter.

Life Insurance: Segment profits came in at 2,949 million yen compared to 3,889 million yen in the nine months ended December 31, 2001 (5,764 million yen for the fiscal year ended March 31, 2002), with a slight loss in the third quarter due to a decrease in gains on investment securities.

Other: Segment profits rose sharply to 10,155 million yen compared to 3,244 million yen thanks to an increase in the balance of consumer card loans as well as a contribution from the securitization of loans in the card loan business in the second quarter. In addition, Fuji Fire & Marine Insurance Co., Limited, an affiliate accounted for by the equity method, contributed to earnings in the third quarter.

Foreign Operations

The Americas: As a result of instability in the U.S. economy and deteriorating corporate earnings, "provisions for doubtful receivables and possible loan losses" and the "write-downs of securities" of high yield and other bonds were recorded, while the commercial mortgage-backed securities operations experienced lower earnings. However, progress in restructuring resulted in decreased losses at ORIX Financial Services, Inc. The segment lost 590 million yen compared to a segment loss of 338 million yen in the same period of the previous fiscal year.

Asia and Oceania: Asia has been steadily recovering in the wake of the Asian Currency Crisis, and companies throughout the region are experiencing growing earnings. In particular, the automobile leasing operations performed well, resulting in an increase in segment profits to 5,859 million yen compared to 4,496 million yen in the nine months ended December 31, 2001.

Europe: While the sale of investment securities contributed to profits in the same period of the previous fiscal year, no such gains were made in this fiscal year. This, combined with the decrease in assets for the nine months ended December 31, 2002 resulted in a segment loss of 722 million yen compared to a segment profit of 1,474 million yen in the same period of the previous year.

2. Summary of Third Quarter (Three Months Ended December 31, 2002)

In the third quarter, revenues increased 15,077 million yen, or 10%, year on year, to 163,169 million yen. This was primarily due to the strong performance of the condominium development business. In addition, "other operating revenues" increased due to revenues from companies in which investments were made as part of ORIX's corporate restructuring business. While there was a decrease in "interest expense" and "write-downs of securities," "selling, general and administrative expenses" were up and "costs of residential condominium sales" and "other operating expenses" increased in line with revenue growth. Overall, expenses increased 8%, or 10,024 million yen, year on year, to 142,182 million yen. Operating income rose by 32%, or 5,053 million yen, to 20,987 million yen compared with the third quarter of the previous fiscal year. Furthermore, an increase in "equity in net income (loss) of and gain (loss) on sales of affiliates" in the third quarter contributed to a 42% increase in income before income taxes to 23,302 million yen and a 34% rise in net income to 12,449 million yen.


3. Outlook and Forecasts for the Fiscal Year Ending March 31, 2003

While the economic environment in Japan and overseas remains severe, ORIX's earnings for the nine months ended December 31, 2002 demonstrated comparatively stable growth. For the fiscal year ending March 31, 2003, we forecast "revenues" of 680,000 million yen (up 3% compared with the fiscal year ended March 31, 2002), "income before income taxes" of 80,000 million yen (up 10%), and "net income" of 46,000 million yen (up 14%). These forecasts are unchanged from those announced on April 25, 2002 at the time of the earnings announcement for the fiscal year ended March 31, 2002.

                                    Consolidated Financial Highlights
        (For the Nine Months Ended December 31, 2002 and 2001, and the Year Ended March 31, 2002)
                                               (Unaudited)

                                                             (millions of JPY, except for per share data)
                                                      Change     Year                               Year
                                                       from      -on-                               -on-
                                         December     March      Year      December     March       Year
Operating Assets                         31, 2002   31, 2002    Change     31, 2001    31, 2001    Change
---------------------------------------------------------------------------------------------------------
Investment in Direct Financing Leases   1,634,494        99%        89%   1,839,899   1,658,669     100%
Installment Loans                       2,374,664       104%       104%   2,274,515   2,273,280     123%
Investment in Operating Leases            454,468        96%        93%     488,662     474,491     105%
Investment in Securities                  695,319        81%        71%     972,581     861,336      91%
Other Operating Assets                    142,856        55%        76%     187,654     260,373     197%
-------------------------------------------------       ---        ---    ---------   ---------     ---
Total                                   5,301,801        96%        92%   5,763,311   5,528,149     110%
-------------------------------------------------------------------------------------------------------

Operating Results
-------------------------------------------------------------------------------------------------------
Total Revenues                            497,897        --        104%     480,635     658,462     112%
Income before Income Taxes                 61,298        --        114%      53,651      73,039     123%
Net Income                                 35,212        --        120%      29,298      40,269     118%
Earnings Per Share
  Income before Cumulative Effect of a Change
  in Accounting Principle
    Basic                                  397.72        --        112%      355.99      487.57     117%
    Diluted                                374.82        --        110%      341.40      465.57     116%
  Net Income
    Basic                                  420.87        --        118%      357.61      489.19     117%
    Diluted                                396.59        --        116%      342.95      467.11     116%
Shareholders' Equity Per Share           6,053.07       101%       103%    5,874.75    6,007.52     106%
--------------------------------------------------------------------------------------------------------


Financial Position
-------------------------------------------------------------------------------------------------------
Shareholders' Equity                      506,605       101%       103%     491,187     502,508     109%
Number of Shares ('000)
  (excluding treasury stock)               83,694       100%       100%      83,610      83,646     102%
Long-and Short-Term Debt and Deposits   4,393,599        94%        93%   4,732,736   4,679,566     115%
Total Assets                            6,025,781        95%        95%   6,365,717   6,350,219     114%
Shareholders' Equity Ratio                    8.4%      106%       109%         7.7%        7.9%     95%
Return on Equity (annualized)                 9.3%      111%       113%         8.2%        8.4%    109%
--------------------------------------------------------------------------------------------------------


New Business Volumes
-------------------------------------------------------------------------------------------------------
Direct Financing Leases
  New Receivables Added                   777,216        --         91%     854,387   1,083,070     129%
  New Equipment Acquisitions              695,496        --         91%     763,803     980,379     136%
Installment Loans                         970,830        --         96%   1,013,701   1,340,400     181%
Operating Leases                           89,039        --         70%     127,827     146,203     102%
Investment in Securities                  121,122        --         45%     270,748     348,347      88%
Other Operating Assets                     78,756        --         65%     121,434     204,121     158%
--------------------------------------------------------------------------------------------------------


                                                   -5-

                               Condensed Consolidated Statements of Income
        (For the Nine Months Ended December 31, 2002 and 2001, and the Year Ended March 31, 2002)
                                               (Unaudited)

                                                                                (millions of JPY, millions of US$)
                                                        Year                                 Year
                                       Nine Months      -on-    Nine Months   Year ended     -on-     U.S. dollars
                                       ended December   Year   ended December    March       Year       December
                                         31, 2002     Change      31, 2001     31, 2002    Change       31, 2002
                                        --------------------   -------------- -------------------     ------------
Total Revenues:                           497,897       104%       480,635      658,462       112%        4,153
                                        --------------------      --------    -------------------         -----
Direct Financing Leases                    93,359       104%        89,972      121,914       100%          779
Operating Leases                           91,754       102%        90,378      120,807       106%          765
Interest on Loans and Investment
  Securities                               95,436       109%        87,877      121,962       111%          796
Brokerage Commissions and Gains on
  Investment Securities                     9,282        79%        11,762       18,367       152%           77
Life Insurance Premiums and Related
  Investment Income                       100,153        87%       115,660      152,333        96%          835
Residential Condominium Sales              51,724       128%        40,439       58,078       157%          431
Interest Income on Deposits                   410        33%         1,254        1,374        55%            3
Other Operating Revenues                   55,779       129%        43,293       63,627       203%          467
                                        -------------------       --------    -------------------         -----
Total Expenses:                           442,275       104%       427,073      585,093       111%        3,689
                                        -------------------       --------    -------------------         -----
Interest Expense                           54,259        76%        71,671       90,348        83%          453
Depreciation - Operating Leases            58,597       103%        56,813       77,047       113%          489
Life Insurance Costs                       91,216        85%       106,931      139,786        97%          761
Costs of Residential Condominium Sales     43,308       127%        33,998       49,517       154%          361
Other Operating Expenses                   28,263       135%        20,961       29,614       257%          236
Selling, General and Administrative
  Expenses                                105,099       116%        90,553      126,316       125%          876
Provision for Doubtful Receivables and
  Possible Loan Losses                     37,388       117%        31,941       51,367       115%          312
Write-downs of Long-Lived Assets           14,665      1058%         1,386        2,716        66%          122
Write-downs of Securities                   7,916        61%        13,054       19,742       182%           66
Foreign Currency Transaction Loss
  (Gain), Net                               1,564        --           (235)      (1,360)       --            13
                                        -------------------       --------    -------------------         -----
Operating Income                           55,622       104%        53,562       73,369       128%          464
                                        -------------------       --------    -------------------         -----
Equity in Net Income (Loss) of
  and Gain (Loss) on Sales of Affiliates    5,676      6378%            89         (330)       --            47
                                        -------------------       --------    -------------------         -----
Income before Income Taxes                 61,298       114%        53,651       73,039       123%          511
                                        -------------------       --------    -------------------         -----
Provision for Income Taxes                 28,023       114%        24,486       32,903       131%          233
                                        -------------------       --------    -------------------         -----
Income before Cumulative Effect of a
  Change in Accounting Principle           33,275       114%        29,165       40,136       118%          278
                                        -------------------       --------    -------------------         -----
Cumulative Effect of a Change in
  Accounting Principle                      1,937      1456%           133          133        --            16
                                        -------------------       --------    -------------------         -----
Net Income                                 35,212       120%        29,298       40,269       118%          294
                                        ===================       ========    ===================         =====

Note: 1. Comprehensive Income under FASB Statement No.130 ("Reporting Comprehensive Income") was an
         increase of JPY 5,044 million (US$42 million) for the nine months ended December 31, 2002, an increase of JPY 11,262 million for the nine months ended December 31, 2001 and an increase of JPY
         22,277 million for the year ended March 31, 2002.

         2. On April 1, 2002, as a result of the adoption of FASB Statement No. 141 ("Business
         Combinations"), the Company and its subsidiaries recorded a transition gain arising from the write-off of unamortized deferred credits of JPY1,937 million (US$16 million) as of March 31,
         2002 as the "Cumulative Effect of a Change in Accounting Principle." Upon initial adoption of
         FASB Statement No. 142 ("Goodwill and Other Intangible Assets"), the Company and its
         subsidiaries have completed the transitional impairment test for goodwill. No impairment loss was recorded for goodwill.

         3. As of the beginning of the previous fiscal year ended March 31, 2002, a transition adjustment of JPY 133 million as a result of the adoption of FASB Statement No.133 ("Accounting for Derivative Instruments and Hedging Activities") was recorded as "Cumulative Effect of a
         Change in Accounting Principle".

         4. "Residential Condominium Sales" and "Costs of Residential Condominium Sales" were reclassified from "Other Operating Revenues" and "Other Operating Expenses," respectively.

                                  Condensed Consolidated Statements of Income
                            (For the Three Months Ended December 31, 2002 and 2001)
                                                  (Unaudited)

                                                                                 (millions of JPY, millions of US$)
                                                                              Year
                                                             Three Months     -on-      Three Months   U.S. dollars
                                                            ended December    year     ended December    December
                                                                31, 2002     Change       31, 2001       31, 2002
                                                            -----------------------    --------------  ------------
Total Revenues:                                                  163,169       110%       148,092           1,361
                                                            -----------------------    ----------        --------
Direct Financing Leases                                           29,880        95%        31,445             249
Operating Leases                                                  30,675        97%        31,735             256
Interest on Loans and Investment Securities                       31,395       101%        31,119             262
Brokerage Commissions and Gains on Investment Securities           1,355        41%         3,266              11
Life Insurance Premiums and Related Investment Income             28,321        95%        29,748             236
Residential Condominium Sales                                     21,982       296%         7,420             183
Interest Income on Deposits                                           98        40%           244               1
Other Operating Revenues                                          19,463       148%        13,115             163
                                                            -----------------------    ----------        --------
Total Expenses:                                                  142,182       108%       132,158           1,186
                                                            -----------------------    ----------        --------
Interest Expense                                                  17,555        81%        21,695             146
Depreciation - Operating Leases                                   19,744       102%        19,430             165
Life Insurance Costs                                              26,792        96%        28,002             223
Costs of Residential Condominium Sales                            17,596       272%         6,462             147
Other Operating Expenses                                          10,114       152%         6,657              84
Selling, General and Administrative Expenses                      35,270       109%        32,294             295
Provision for Doubtful Receivables and Possible Loan Losses       12,421       106%        11,753             104
Write-downs of Long-Lived Assets                                      --        --             --              --
Write-downs of Securities                                          2,174        37%         5,803              18
Foreign Currency Transaction Loss (Gain), Net                        516       832%            62               4
                                                            -----------------------    ----------        --------
Operating Income                                                  20,987       132%        15,934             175
                                                            -----------------------    ----------        --------
Equity in Net Income (Loss) of
  and Gain (Loss) on Sales of Affiliates                           2,315       448%           517              19
                                                            -----------------------    ----------        --------
Income before Income Taxes                                        23,302       142%        16,451             194
                                                            -----------------------    ----------        --------
Provision for Income Taxes                                        10,853       151%         7,189              90
                                                            -----------------------    ----------        --------
Income before Cumulative Effect of a Change
  in Accounting Principle                                         12,449       134%         9,262             104
                                                            -----------------------    ----------        --------
Cumulative Effect of a Change in Accounting Principle                 --        --             --              --
                                                            -----------------------    ----------        --------
Net Income                                                        12,449       134%         9,262             104
                                                            =======================    ==========        ========


                                                       -7-

                      Condensed Consolidated Balance Sheets
                  (As of December 31, 2002 and March 31, 2002)
                                   (Unaudited)

                                           (millions of JPY, millions of US$)
                                                                   U.S. dollars
                                     December        March           December
Assets                               31, 2002        31, 2002        31, 2002
-------------------------------------------------------------------------------
Cash and Cash Equivalents              163,311        354,748          1,362
Restricted Cash and Cash
  Equivalents                           19,172         20,189            160
Time Deposits                            1,405          1,050             12
Investment in Direct
  Financing Leases                   1,634,494      1,658,669         13,632
Installment Loans                    2,374,664      2,273,280         19,805
Allowance for Doubtful
  Receivables on
  Direct Financing Leases and
  Possible Loan Losses                (136,833)      (152,887)        (1,141)
Investment in Operating Leases         454,468        474,491          3,790
Investment in Securities               695,319        861,336          5,799
Other Operating Assets                 142,856        260,373          1,191
Investment in Affiliates               130,150         86,346          1,085
Other Receivables                      125,677        124,022          1,048
Advances                               182,315        158,089          1,521
Prepaid Expenses                        41,432         37,406            346
Office Facilities                       77,501         76,987            646
Other Assets                           119,850        116,120          1,001
                                     ---------      ---------        -------
Total                                6,025,781      6,350,219         50,257
                                     =========      =========        =======


Liabilities and Shareholders' Equity
-----------------------------------------------------------------------------
Short-Term Debt                      1,387,957      1,644,462         11,576
Deposits                               268,018        225,243          2,235
Trade Notes and Accounts
  Payable                              225,905        244,871          1,884
Accrued Expenses                        82,656         92,266            689
Policy Liabilities                     598,832        602,664          4,994
Income Taxes                           147,584        153,076          1,231
Deposits from Lessees                   70,600         75,268            589
Long-Term Debt                       2,737,624      2,809,861         22,834
                                     ---------      ---------         ------
Total Liabilities                    5,519,176      5,847,711         46,032
                                     ---------      ---------         ------

Common Stock                            52,067         51,854            434
Additional Paid-in Capital              70,034         69,823            584
Retained Earnings
  Legal Reserve                          2,220          2,220             19
  Retained Earnings                    434,133        400,175          3,621
Accumulated Other
  Comprehensive Loss                   (43,608)       (13,440)          (364)
Treasury Stock                          (8,241)        (8,124)           (69)
                                     ---------      ---------         ------
Shareholders' Equity                   506,605        502,508          4,225
                                     ---------      ---------         ------
Total                                6,025,781      6,350,219         50,257
                                     =========      =========         ======

                                                                   U.S. dollars
                                      December         March           December
                                      31, 2002       31, 2002          31, 2002
                                      --------       --------      ------------
Note: 1. Accumulated Other
         Comprehensive Loss
         Net unrealized gains on
           investment in securities        969         14,756                 8
         Minimum pension liability
           adjustments                  (5,824)        (6,834)              (49)
         Cumulative translation
           adjustments                 (30,426)       (14,800)             (254)
         Net unrealized losses on
           derivative instruments       (8,327)        (6,562)              (69)

      2. The line items "Income Taxes: Current" and "Income Taxes: Deferred" were combined into "Income Taxes" from the second quarter of the present fiscal year.

                                                         Segment Information
                      (For the Nine Months Ended December 31, 2002 and 2001, and the Year Ended March 31, 2002)
                                                             (Unaudited)

                                                                                                                   (millions of JPY)
                          Nine months ended December 31, 2002  Nine months ended December 31, 2001     Year ended March 31, 2002
                          -----------------------------------  ----------------------------------- --------------------------------
                                        Income                            Income                                Income
                                        before                            before                                before
                                        Income     Operating              Income      Operating                 Income    Operating
                           Revenues     Taxes        Assets    Revenues   Taxes         Assets     Revenues     Taxes       Assets
                            -------     ------     ---------   --------    ------     ---------    --------     ------    ---------
Domestic Operations
  Corporate Finance          95,691     36,062     1,963,548     85,776    35,446     2,185,994     118,794     48,066    1,960,380
  Equipment Operating Leases 49,866      4,572       145,234     50,697     7,487       145,626      67,319      9,906      147,444
  Real Estate-Related
     Finance                 36,955     12,664       908,821     20,252     2,155       935,426      31,582      5,654    1,012,896
  Real Estate                75,619     (4,466)      307,599     57,393     4,303       324,973      85,516      5,842      326,473
  Life Insurance            100,153      2,949       578,744    117,723     3,889       574,403     154,296      5,764      543,738
  Other                      42,159     10,155       398,435     33,917     3,244       350,161      49,139      4,941      352,433
                            -------     ------     ---------    -------    ------     ---------     -------     ------    ---------
  Sub-Total                 400,443     61,936     4,302,381    365,758    56,524     4,516,583     506,646     80,173    4,343,364
Foreign Operations
  The Americas               40,287       (590)      691,100     56,161      (338)      818,723      75,195        810      794,330
  Asia and Oceania           41,381      5,859       454,123     43,035     4,496       441,432      56,677      5,433      435,093
  Europe                      9,593       (722)       78,376     12,138     1,474       126,348      14,716        600      113,844
                           -------     ------     ---------    -------    ------     ---------     -------     ------    ---------
  Sub-Total                  91,261      4,547     1,223,599    111,334     5,632     1,386,503     146,588      6,843    1,343,267
                            -------     ------     ---------    -------    ------     ---------     -------     ------    ---------
Segment Total               491,704     66,483     5,525,980    477,092    62,156     5,903,086     653,234     87,016    5,686,631
                            -------     ------     ---------    -------    ------     ---------     -------     ------    ---------
Difference between Segment
  Totals and Consolidated
  Amounts                     6,193     (5,185)     (224,179)     3,543    (8,505)     (139,775)      5,228    (13,977)    (158,482)
                            -------     ------     ---------    -------    ------     ---------     -------     ------    ---------
Consolidated Amounts        497,897     61,298     5,301,801    480,635    53,651     5,763,311     658,462     73,039    5,528,149
                            =======     ======     =========    =======    ======     =========     =======     ======    =========

                                           (millions of US$)
                             U.S. dollars December 31, 2002
                            --------------------------------
                                        Income
                                        before
                                        Income     Operating
                           Revenues      Taxes       Assets
                           --------     ------     ---------
Domestic Operations
  Corporate Finance             798        301        16,377
  Equipment Operating Leases    416         38         1,211
  Real Estate-Related Finance   308        106         7,580
  Real Estate                   631        (37)        2,565
  Life Insurance                835         25         4,827
  Other                         352         83         3,323
                              -----        ---        ------
  Sub-Total                   3,340        516        35,883
Foreign Operations
  The Americas                  336         (5)        5,763
  Asia and Oceania              345         49         3,788
  Europe                         80         (6)          654
                              -----        ---        ------
  Sub-Tota                      761         38        10,205
                              -----        ---        ------
Segment Total                 4,101        554        46,088
                              -----        ---        ------
Difference between Segment
  Totals and Consolidated
  Amounts                        52        (43)       (1,869)
                              -----        ---        ------
Consolidated Amounts          4,153        511        44,219
                              =====        ===        ======

Note: Quartely comparison of segment information is presented in the accompanying "Key Quarterly Financial Data" located on p.11.

Key Quarterly Financial Data (Unaudited)                                                                           (millions of JPY)
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data              Q1 (01/4-6)    Q2 (01/7-9)   Q3(01/10-12)     Q4(02/1-3)      Q1(02/4-6)   Q2(02/7-9)   Q3(02/10-12)
------------------------------------------------------------------------------------------------------------------------------------
1) Investment in Direct
    Financing Leases              1,622,953      1,821,868      1,839,899      1,658,669      1,646,932     1,669,623     1,634,494
     Domestic                     1,191,040      1,423,710      1,410,859      1,255,537      1,283,552     1,305,846     1,278,175
     Foreign                        431,913        398,158        429,040        403,132        363,380       363,777       356,319
2) Installment Loans              1,918,389      1,996,542      2,274,515      2,273,280      2,327,354     2,326,189     2,374,664
     Domestic                     1,511,925      1,585,267      1,840,077      1,840,289      1,898,108     1,932,184     1,986,182
     Foreign                        406,464        411,275        434,438        432,991        429,246       394,005       388,482
3) Investment in Operating
    Leases                          464,276        468,841        488,662        474,491        451,012       460,103       454,468
     Domestic                       335,833        347,725        357,459        338,719        327,391       339,403       340,997
     Foreign                        128,443        121,116        131,203        135,772        123,621       120,700       113,471
4) Investment in Securities         963,493        972,816        972,581        861,336        759,406       717,500       695,319
     Domestic                       758,065        762,063        753,028        651,702        565,409       520,005       505,995
     Foreign                        205,428        210,753        219,553        209,634        193,997       197,495       189,324
5) Other Operating Assets           132,822        130,409        187,654        260,373        143,064       129,311       142,856
     Domestic                       107,666        106,557        175,144        248,216        132,217       118,558       132,847
     Foreign                         25,156         23,852         12,510         12,157         10,847        10,753        10,009
------------------------------------------------------------------------------------------------------------------------------------
Total Operating Assets            5,101,933      5,390,476      5,763,311      5,528,149      5,327,768     5,302,726     5,301,801
------------------------------------------------------------------------------------------------------------------------------------
Allowance for Doubtful
  Receivables on Direct
  Financing Leases
  and Possible Loan Losses         (141,663)      (145,856)      (150,100)      (152,887)      (150,264)     (136,961)     (136,833)
Allowance/Investment in
  Direct Financing Leases
  and Installment Loans                 4.0%           3.8%           3.6%           3.9%           3.8%          3.4%          3.4%
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                      5,693,269      6,002,015      6,365,717      6,350,219      6,091,100     6,050,290     6,025,781
------------------------------------------------------------------------------------------------------------------------------------
Short-Term Debt, Long-Term
  Debt and Deposits               4,143,990      4,409,036      4,732,736      4,679,566      4,489,605     4,425,331     4,393,599
------------------------------------------------------------------------------------------------------------------------------------
Policy Liabilities                  579,612        598,871        597,412        602,664        600,144       601,815       598,832
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities                 5,225,390      5,546,868      5,874,530      5,847,711      5,592,427     5,550,564     5,519,176
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                467,879        455,147        491,187        502,508        498,673       499,726       506,605
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities &
  Shareholders' Equity            5,693,269      6,002,015      6,365,717      6,350,219      6,091,100     6,050,290     6,025,781
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Income Statement Data           Q1 (01/4-6)    Q2 (01/7-9)   Q3(01/10-12)     Q4(02/1-3)      Q1(02/4-6)   Q2(02/7-9)   Q3(02/10-12)
------------------------------------------------------------------------------------------------------------------------------------
Revenues
1) Direct Financing Leases           29,611         28,916         31,445         31,942         30,742        32,737        29,880
     Domestic                        19,145         19,500         22,583         22,923         21,987        24,854        22,503
     Foreign                         10,466          9,416          8,862          9,019          8,755         7,883         7,377
2) Operating Leases                  28,354         30,289         31,735         30,429         30,534        30,545        30,675
     Domestic                        20,419         22,672         22,851         21,790         22,012        21,808        21,321
     Foreign                          7,935          7,617          8,884          8,639          8,522         8,737         9,354
3) Interest on Loans and
    Investment Securities            28,898         27,860         31,119         34,085         30,757        33,284        31,395
    Interest on loans                22,861         22,572         25,575         28,724         26,203        29,323        27,634
     Domestic                        15,218         14,814         17,561         22,542         19,795        22,089        21,506
     Foreign                          7,643          7,758          8,014          6,182          6,408         7,234         6,128
   Interest on investment
    securities                        6,037          5,288          5,544          5,361          4,554         3,961         3,761
     Domestic                         1,105          1,000            641            787            319           162           180
     Foreign                          4,932          4,288          4,903          4,574          4,235         3,799         3,581
4) Brokerage Commissions and
    Gains on Investment
    Securities                        4,045          4,451          3,266          6,605          5,127         2,800         1,355
     Brokerage commissions              903            726            740            571            774           569           536
     Gains on investment securities   3,142          3,725          2,526          6,034          4,353         2,231           819
5) Life Insurance Premiums
    and Related Investment Income    40,287         45,625         29,748         36,673         32,946        38,886        28,321
     Life insurance premiums         35,345         42,347         26,652         31,135         28,745        34,503        25,184
     Related investment income        4,942          3,278          3,096          5,538          4,201         4,383         3,137
6) Residential Condominium Sales     28,290          4,729          7,420         17,639         11,666        18,076        21,982
     Domestic                        28,290          4,729          7,420         17,639         11,666        18,076        21,982
     Foreign                             --             --             --             --             --            --            --
7) Interest Income on Deposits          473            537            244            120            177           135            98
8) Other Operating Revenues          19,409         10,769         13,115         20,334         19,008        17,308        19,463
     Domestic                        17,381          6,254         10,443         17,574         17,015        14,867        16,243
     Foreign                          2,028          4,515          2,672          2,760          1,993         2,441         3,220
-----------------------------------------------------------------------------------------------------------------------------------
Total Revenues                      179,367        153,176        148,092        177,827        160,957       173,771       163,169
-----------------------------------------------------------------------------------------------------------------------------------

                                                                 -10-

------------------------------------------------------------------------------------------------------------------------------------
Income Statement Data           Q1 (01/4-6)    Q2 (01/7-9)   Q3(01/10-12)     Q4(02/1-3)      Q1(02/4-6)   Q2(02/7-9)   Q3(02/10-12)
------------------------------------------------------------------------------------------------------------------------------------
Expenses
1)  Interest Expense                 26,128         23,848         21,695         18,677         18,974        17,730        17,555
2)  Depreciation--Operating
     Leases                          18,692         18,691         19,430         20,234         19,429        19,424        19,744
3)  Life Insurance Costs             36,123         42,806         28,002         32,855         29,649        34,775        26,792
4)  Costs of Residential
     Condominium Sales               23,277          4,259          6,462         15,519          9,985        15,727        17,596
5)  Other Operating Expenses         10,729          3,575          6,657          8,653          8,379         9,770        10,114
6)  Selling, General and
     Administrative Expenses         29,591         28,668         32,294         35,763         34,163        35,666        35,270
7)  Provision for Doubtful
     Receivables and Possible
     Loan Losses                      9,634         10,554         11,753         19,426         12,803        12,164        12,421
8)  Write-downs of Long-Lived
     Assets                              --          1,386             --          1,330             --        14,665            --
9)  Write-downs of Securities         2,132          5,119          5,803          6,688          2,166         3,576         2,174
10) Foreign Currency
     Transaction Loss (Gain),
     Net                              1,142         (1,439)            62         (1,125)           710           338           516
------------------------------------------------------------------------------------------------------------------------------------
Total Expenses                      157,448        137,467        132,158        158,020        136,258       163,835       142,182
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                     21,919         15,709         15,934         19,807         24,699         9,936        20,987
Equity in Net Income (Loss)
  of and Gain (Loss) on
  Sales of Affiliates                  (870)           442            517           (419)         1,623         1,738         2,315
Income before Income Taxes           21,049         16,151         16,451         19,388         26,322        11,674        23,302
Provision for Income Taxes           10,740          6,557          7,189          8,417         11,374         5,796        10,853
Income before Cumulative
   Effect of a Change in
   Accounting Principle              10,309          9,594          9,262         10,971         14,948         5,878        12,449
Cumulative Effect of a Change
  in Accounting Principle               133             --             --             --          1,937            --            --
------------------------------------------------------------------------------------------------------------------------------------
Net Income                           10,442          9,594          9,262         10,971         16,885         5,878        12,449
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
New Business Volumes            Q1 (01/4-6)    Q2 (01/7-9)   Q3(01/10-12)     Q4(02/1-3)      Q1(02/4-6)   Q2(02/7-9)   Q3(02/10-12)
------------------------------------------------------------------------------------------------------------------------------------
Direct Financing Leases:
  New receivables added             186,123        455,256        213,008        228,683        237,779       325,817       213,620
     Domestic                       147,350        402,643        152,409        175,567        172,957       274,881       149,193
     Foreign                         38,773         52,613         60,599         53,116         64,822        50,936        64,427
Direct Financing Leases:
  New equipment acquisitions        159,348        418,665        185,790        216,576        210,819       297,122       187,555
     Domestic                       126,350        373,740        130,801        167,821        151,062       251,883       128,093
     Foreign                         32,998         44,925         54,989         48,755         59,757        45,239        59,462
Installment Loans:
  New loans added                   269,524        271,280        472,897        326,699        341,138       334,070       295,622
     Domestic                       201,626        226,464        425,048        291,529        273,867       300,963       261,815
     Foreign                         67,898         44,816         47,849         35,170         67,271        33,107        33,807
Operating Leases:
  New equipment acquisitions         47,872         37,336         42,619         18,376         20,870        40,656        27,513
     Domestic                        41,310         28,301         36,310         11,012         14,128        33,517        20,667
     Foreign                          6,562          9,035          6,309          7,364          6,742         7,139         6,846
Investment in Securities:
  New securities added               88,666        101,526         80,556         77,599         48,907        46,321        25,894
     Domestic                        77,125         75,703         77,225         74,195         38,346        44,804        23,520
     Foreign                         11,541         25,823          3,331          3,404         10,561         1,517         2,374
Other Operating Assets:
  New assets added                   22,226         18,002         81,206         82,687         20,768        29,791        28,197
     Domestic                        16,428         12,206         76,287         75,982         15,475        29,403        23,504
     Foreign                          5,798          5,796          4,919          6,705          5,293           388         4,693
------------------------------------------------------------------------------------------------------------------------------------
Key Ratios, Per Share Data,
  and Employees                  Q1 (01/4-6)    Q2 (01/7-9)   Q3(01/10-12)     Q4(02/1-3)      Q1(02/4-6)   Q2(02/7-9)  Q3(02/10-12)
------------------------------------------------------------------------------------------------------------------------------------
Return on Equity (ROE)*                 9.0%           8.3%           7.8%           8.8%          13.5%          4.7%          9.9%
Return on Assets (ROA)*                0.74%          0.66%          0.60%          0.69%          1.09%         0.39%         0.82%
Shareholders' Equity Ratio              8.2%           7.6%           7.7%           7.9%           8.2%          8.3%          8.4%
Debt-to-Equity Ratio (times)            8.9            9.7            9.6            9.3            9.0           8.9           8.7
Shareholders' Equity
  Per Share (yen)                  5,724.89       5,567.69       5,874.75       6,007.52       5,961.30      5,973.44      6,053.07
Basic EPS (yen)                      127.78         117.38         112.63         131.20         201.85         70.27        148.76
Diluted EPS (yen)                    122.71         112.79         107.71         123.54         189.95         66.32        140.18
Number of Employees                  10,209         11,359         11,307         11,271         11,820        11,859        11,977
------------------------------------------------------------------------------------------------------------------------------------
*annualized

                                                                -11-

                                                                                                                   (millions of JPY)
------------------------------------------------------------------------------------------------------------------------------------
Segment Information             Q1 (01/4-6)    Q2 (01/7-9)   Q3(01/10-12)     Q4(02/1-3)      Q1(02/4-6)   Q2(02/7-9)   Q3(02/10-12)
------------------------------------------------------------------------------------------------------------------------------------
Domestic     Corporate Finance       27,420         26,897         31,459         33,018         31,465        33,079        31,147
 Operations  Equipment Operating
               Leases                16,854         17,269         16,574         16,622         16,233        16,734        16,899
             Real Estate-Related
               Finance                6,898          5,955          7,399         11,330         13,995        11,708        11,252
             Real Estate             33,160          9,239         14,994         28,123         18,983        26,331        30,305
             Life Insurance          41,181         46,123         30,419         36,573         32,946        38,886        28,321
             Other                   10,975         11,546         11,396         15,222         12,773        14,386        15,000
                                  -------------------------------------------------------------------------------------------------
                Sub-Total           136,488        117,029        112,241        140,888        126,395       141,124       132,924
                                  -------------------------------------------------------------------------------------------------

Foreign      The Americas            17,747         19,891         18,523         19,034         14,739        12,536        13,012
 Operations  Asia and Oceania        17,838         12,512         12,685         13,642         13,741        13,838        13,802
             Europe                   4,041          4,528          3,569          2,578          3,091         2,742         3,760
                                  -------------------------------------------------------------------------------------------------
                Sub-Total            39,626         36,931         34,777         35,254         31,571        29,116        30,574
-----------------------------------------------------------------------------------------------------------------------------------
Total Segment Revenues              176,114        153,960        147,018        176,142        157,966       170,240       163,498
-----------------------------------------------------------------------------------------------------------------------------------
Domestic     Corporate Finance       11,403         12,441         11,602         12,620         10,411        14,089        11,562
 Operations  Equipment Operating
               Leases                 2,655          2,704          2,128          2,419          1,271         1,708         1,593
             Real Estate-Related
               Finance                  323             80          1,752          3,499          6,106         3,804         2,754
             Real Estate              4,587         (1,154)           870          1,539          2,735       (11,542)        4,341
             Life Insurance           3,397            839           (347)         1,875          1,282         1,694           (27)
             Other                      800          1,705            739          1,697          2,554         4,372         3,229
                                  -------------------------------------------------------------------------------------------------
                Sub-Total            23,165         16,615         16,744         23,649         24,359        14,125        23,452
                                  -------------------------------------------------------------------------------------------------
Foreign      The Americas            (1,100)         1,010           (248)         1,148          1,229        (2,256)          437
 Operations  Asia and Oceania           798          2,700            998            937          1,673         2,641         1,545
             Europe                   1,153            368            (47)          (874)          (545)          (65)         (112)
                                  -------------------------------------------------------------------------------------------------
                Sub-Total               851          4,078            703          1,211          2,357           320         1,870
-----------------------------------------------------------------------------------------------------------------------------------
Total Segment Profits (Income before
  Income Taxes)                      24,016         20,693         17,447         24,860         26,716        14,445        25,322
-----------------------------------------------------------------------------------------------------------------------------------
Domestic     Corporate Finance    1,894,988      2,158,006      2,185,994      1,960,380      2,008,152     1,981,237     1,963,548
 Operations  Equipment Operating
               Leases               136,531        136,713        145,626        147,444        141,905       142,964       145,234
             Real Estate-Related
               Finance              627,352        647,889        935,426      1,012,896        906,193       908,115       908,821
             Real Estate            316,625        333,394        324,973        326,473        293,189       289,919       307,599
             Life Insurance         557,393        583,579        574,403        543,738        497,593       570,983       578,744
             Other                  308,235        322,082        350,161        352,433        389,605       372,273       398,435
                                  -------------------------------------------------------------------------------------------------
                Sub-Total         3,841,124      4,181,663      4,516,583      4,343,364      4,236,637     4,265,491     4,302,381
                                  -------------------------------------------------------------------------------------------------
Foreign      The Americas           808,165        777,428        818,723        794,330        695,351       713,300       691,100
 Operations  Asia and Oceania       415,803        400,978        441,432        435,093        467,456       431,966       454,123
             Europe                 149,070        136,441        126,348        113,844         98,200        86,024        78,376
                                  -------------------------------------------------------------------------------------------------
                Sub-Total         1,373,038      1,314,847      1,386,503      1,343,267      1,261,007     1,231,290     1,223,599
-----------------------------------------------------------------------------------------------------------------------------------
Total Segment Assets              5,214,162      5,496,510      5,903,086      5,686,631      5,497,644     5,496,781     5,525,980
-----------------------------------------------------------------------------------------------------------------------------------


                                                                -12-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ORIX Corporation

Date: February 10, 2003                     By /s/ Masaru Hattori
                                               ---------------------------------
                                               Masaru Hattori
                                               Corporate Senior Vice President
                                               Head of the Accounting Department
                                               ORIX Corporation